

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Todd A. Gipple
President, Chief Operating Office and Chief Financial Officer
QCR Holdings, Inc.
3551 7th Street
Moline, IL 61265

> **Re: QCR Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 28, 2022**
> **File No. 333-268042**

Dear Todd A. Gipple:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance